Mobile Integrated Systems Enters Into a Perpetual Worldwide License and

Commercialization Agreement with Quantitative Alpha Trading

TORONTO, August 17, 2012 /PRNewswire/ ‐‐ Mobile Integrated Systems, Inc. (OTC:

MIBI) is pleased to announce that it has entered into a perpetual worldwide licensing and commercialization agreement (the “Agreement”) with Quantitative

Alpha Trading, Inc. (CNSX: QAT) to develop QAT software and market all of QAT’s products.

“Following the signature of the binding term sheet on July 27th, 2012, the companies moved to deepen ties. The Agreement enables us to begin commercialization of the products much sooner and prior to the closing of the acquisition anticipated to be later this year”, said Murray Simser, President and

Chief Executive Officer of Mobile Integrated Systems. He added, “revenue is the most important goal of the Agreement and we intend to deliver it.”

“We are delighted to be entering into the Agreement with Mobile Integrated

Systems” said James McGovern, Chief Executive Officer of Quantitative Alpha

Trading.” He added, “it is structured to ensure that commercialization of our products and the generation of revenue is the company’s number one priority and not derailed by acquisition activities. This is a great deal for QAT allowing us to get to revenue much sooner by keeping commercial focus.”

Under the terms of the Agreement, QAT grants to MOBI a perpetual, non‐exclusive,

fully‐transferable, sublicenseable, irrevocable, royalty‐free and worldwide license to use, modify, market, distribute, offer for sale, promote and otherwise fully exploit

QAT products. The licensed rights include the right to reverse engineer, decompile and disassemble the software; and the right to modify, adapt and otherwise create derivative works based upon the software.

In consideration of the license, the parties agree to share equally in the net income of any and all commercialization undertaken within the framework of the

Agreement.

It is anticipated that upon the closing of the Transaction that the Agreement will be terminated. In the event the Transaction does not close for any reason, the

Commercialization Agreement will survive and form the foundation of the on‐going relationship between QAT and MOBI.

About Quantitative Alpha Trading, Inc.

For more than a decade, QAT, an Ontario corporation, has been researching,

developing and maintaining proprietary algorithmic securities trading systems that operate across numerous financial markets. Relying on behavioural science patterns, the Company’s proprietary systems use a linked series of computer programs to analyze securities market data in real‐time and directly execute buy or sell orders over the electronic securities exchanges while monitoring the status of every trade within a given portfolio without human intervention. The Company trades on CNSX under the symbol QAT and in the United States on the OTCQB under the symbol QATSF. http://www.qatinc.com/

About Mobile Integrated Systems, Inc.

MOBI, a Nevada corporation, is a technology company focused on developing and deploying mobile products and transaction systems to a variety of industry sectors including lotteries, gaming, transportation, telecommunications, finance, and others. The company trades on the OTCUS under the symbol MIBI. More information can be found at: http://mobileintegratedsystems.com/

Press Contacts

Please contact Mobile Integrated Systems marketing team at 416‐479‐0880.

Please contact Quantitative Alpha Trading marketing team at 416‐646‐1063.

Forward‐Looking Statements

This press release contains "forward‐looking statements" as defined in the U.S.

Private Securities Litigation Reform Act of 1995 and Canadian Securities Legislation.

These statements are based upon our current expectations and speak only as of the date hereof. Such forward‐looking statements are inherently uncertain. Our actual results may vary materially from those expressed in any forward‐looking statements as a result of various factors and uncertainties. Neither MOBI nor QAT can provide assurances that any prospective matters described in the press release will be successfully completed or that MOBI or QAT will realize the anticipated benefits of any transactions, specifically including whether Transaction will close as described herein, otherwise or at all and whether any revenue will be generated under the terms of the Commercialization Agreement.

Various risk factors that may affect MOBI business, results of operations and financial condition are detailed from time to time in the Annual Report on Form 10‐

K and in the Current Reports on Form 8‐K and other filings made by Mobile

Integrated Systems, Inc. with the U.S. Securities & Exchange Commission. MOBI undertakes no obligation to update information contained in this release.

Neither CNSX nor any other exchange has reviewed or accepts responsibility for the adequacy or accuracy of the content of this news release.

A copy of the Commercialization Agreement will be filed and available on QAT’s

SEDAR profile at www.sedar.com.